

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Jodi Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

> **Re:** **The Container Store Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 21, 2013**
> **CIK No. 0001411688**

Dear Ms. Taylor:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 7 in our letter dated August 9, 2013 and your response that the disclosure in the fifth bullet point of our comment is supported by a report by Cision, Inc. Please tell us why you have not attributed such disclosure to Cision, Inc. in the prospectus. Additionally, please tell us whether you commissioned the Cision, Inc. report to which you refer and whether the report is widely available to the public. We may have further comment after reviewing your response.

Prospectus summary, page 1

Company overview, page 2

2. We note your response to comment 8 in our letter dated August 9, 2013. Please also disclose in this section the fact that you have experienced net losses in each of the last three fiscal years, and in the fiscal quarter ended June 1, 2013. In this regard, we note the bullet points on pages 1-2 highlighting your financial performance in recent years. We believe that disclosure regarding historical net losses is necessary to balance the disclosure in this section which highlights only positive aspects of your financial performance.

Our growth strategy, page 4

3. We note your response to comment 11 in our letter dated August 9, 2013. Please disclose in this section, as you do in your response, that the rate of future store additions is inherently uncertain and, accordingly, that there is no anticipated timeframe in which you plan to grow the number of your stores to 300 stores.

Business, page 90

Our products, page 96

4. We note your response to comment 31 in our letter dated August 9, 2013. Please disclose the percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Please refer to Item 101(c)(1)(i) of Regulation S-K.

Certain relationships and related party transactions, page 125

Voting support agreement, page 126

5. Please file a form of the voting support agreement as an exhibit to the registration statement or tell us why you believe that you are not required to do so. Please refer to Item 601(b)(4) of Regulation S-K. Please also disclose the duration of the voting support agreement and clarify whether the agreement pertains only to the initial appointment of directors.

Consolidated financial statements, page F-1

Notes to consolidated financial statements, page F-9

Note 5. Long-term debt and revolving lines of credit, page F-17

6. We reviewed your response and revisions made in response to comment 36 in our letter
    dated August 9, 2013. Reference is made to the first full paragraph on page 35 which
    states that the obligors under the Senior Secured Term Loan Facility, the Revolving
    Credit Facility and the Elfa Senior Secured Credit Facilities are currently restricted from
    paying cash dividends. Please revise your filing to disclose in more detail the nature of
    the restrictions imposed by these facilities. Refer to paragraph 3(i) of Rule 4-08(e) of
    Regulation S-X.

Schedule I – Condensed financial information of registrant, page F-34

7. Please explain why total shareholder's equity and net comprehensive (loss) income do
    not agree to your consolidated financial statements.

8. Please tell us your consideration of presenting consecutive statements of operations
    followed by statements of comprehensive (loss) income similar to the presentation in
    your consolidated financial statements.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason
Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding
comments on the financial statements and related matters. Please contact Lisa Kohl, Staff
Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at
(202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King for

                                        Mara L. Ransom
                                        Assistant Director

cc: Gregory P. Rodgers